UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CATERPILLAR INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-768	37-0602744

(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

510 Lake Cook Road, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip code)

Suzette M. Long, General Counsel & Corporate Secretary	224-551-4000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Caterpillar Inc.’s Conflict Minerals Report for the year ended December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available at http://www.caterpillar.com/en/company/sustainability/conflict-minerals/CMR.html.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the year ended December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CATERPILLAR INC.
(Registrant)

/s/ Denise C. Johnson	May 30, 2018
By: Denise C. Johnson	(Date)
Group President, Resource Industries

* * * * *

3